                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                             Somanetics Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Shares, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  834445 40 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 April 9, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [X]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.834445 40 5                  13G                     PAGE 2 OF 5 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        A. Brean Murray
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [X]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        United States of America
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

     Shares                        251,616
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   148,175
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        251,616
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    148,175
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        399,791
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        4.8%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)
        IN
--------------------------------------------------------------------------------

CUSIP No.  834445 40 5

ITEM 1.

         (a)      Name of Issuer:

                           Somanetics Corporation.

         (b)      Address of Issuer's Principal Executive Offices:

                           1653 East Maple Road
                           Troy, Michigan  48083-4208

ITEM 2.

         (a)      Name of Person Filing:

                           A. Brean Murray

         (b)      Address of Principal Business Office or, if none, Residence:

                           Brean Murray & Co., Inc.
                           570 Lexington Avenue
                           New York, New York  10022-6822

         (c)      Citizenship:

                           United States of America

         (d)      Title of Class of Securities:

                           Common Shares, par value $0.01 per share

         (e)      CUSIP Number:

                           834445 40 5



                                Page 3 of 5 pages

CUSIP No.  834445 40 5


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE FILING PERSON IS A:

                           Not Applicable

ITEM 4.           OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned:                                                       399,791*

         (b)      Percent of class:                                                                   4.8%*

         (c)      Number of Shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote:                               251,616*

                  (ii)     Shared power to vote or direct the vote:                                148,175*

                  (iii)    Sole power to dispose or to direct the disposition of:                  251,616*

                  (iv)     Shared power to dispose or to direct the disposition of:                148,175*

*The number of Common Shares shown above as beneficially owned by A. Brean Murray includes (1) 30,000 Common Shares owned by A. Brean Murray, (2) 80,290 Common Shares owned by Brean Murray & Co., Inc., an investment banking company that is a wholly-owned subsidiary of BMI Holding Co.; A. Brean Murray owns 65.19% of the outstanding voting stock of BMI Holding Co. and his wife owns 17.78% of the outstanding voting stock of BMI Holding Co., (3) 67,885 Common Shares owned by the Brean Murray & Co., Inc. Profit Sharing Trust, (4) 115,616 Common Shares that A. Brean Murray has the right to acquire within 60 days of December 31, 2001 upon the exercise of warrants originally granted to Brean Murray & Co., Inc. in connection with its underwriting of a public offering of the Company's securities in June 1997, and (5) 106,000 additional Common Shares that A. Brean Murray has the right to acquire within 60 days of December 31, 2001 upon the exercise of options granted to A. Brean Murray by the Company in connection with his service as a director of the Company.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


                               Page 4 of 5 pages

CUSIP No.  834445 40 5


ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

         Brean Murray & Co., Inc. and its Profit Sharing Trust have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Shares shown above as owned by them. As noted above, Brean Murray & Co., Inc. is a wholly-owned subsidiary of BMI Holding Co.;
A. Brean Murray owns 65.19% of the outstanding voting stock of BMI Holding Co. and his wife owns 17.78% of the outstanding voting stock of BMI Holding Co.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                           Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                           Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                           Not applicable.

ITEM 10.          CERTIFICATION.

                           Not applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 18, 2002                        /s/ A. BREAN MURRAY
                                                --------------------------------
                                                A. Brean Murray




                               Page 5 of 5 pages